Exhibit 99.40

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Elemental Altus Royalties Corp.

1020-800 West Pender Street

Vancouver, British Columbia

V6C 2V6

Item 2 – Date of Material Change:

October 29, 2024

Item 3 – News Release:

A news release dated October 29, 2024 was disseminated via Newsfile Corp., having been filed on SEDAR+ and is available at www.sedarplus.ca.

Item 4 – Summary of Material Change:

On October 29, 2024, Elemental Altus Royalties Corp. (“Elemental” or the “Company”) issued an aggregate of 50,586,520 common shares in the capital of the Company (“Common Shares”).

34,444,580 Common Shares were issued to Alpha 1 SPV Limited (“Alpha 1”) at a deemed issue price of C$1.10 per Common Share pursuant to a share purchase agreement dated October 16, 2024 in connection with the acquisition of a 50% interest in a royalty portfolio. Pursuant to the completion of a non-brokered private placement to La Mancha Investments S.à r.l. (“La Mancha”), 16,141,940 Common Shares were issued at an issue price of C$1.10 per Common Share for gross proceeds of C$17,756,134.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On October 29, 2024, the Company issued an aggregate of 50,586,520 Common Shares.

The Company issued 34,444,580 Common Shares to Alpha 1 at a deemed issue price of C$1.10 per Common Share in order to satisfy purchase price of US$28 million, payable to Alpha 1 pursuant to a share purchase agreement dated October 16, 2024, as consideration for the acquisition by the Company from Alpha 1 of an additional 50% ownership interest in entities holding a portfolio of royalties (the “Transaction”).

The Company also completed a non-brokered private placement (the “Private Placement”) to La Mancha, as sole subscriber, of 16,141,940 Common Shares at an issue price of C$1.10 per Common Share for gross proceeds of C$17,756,134, pursuant to the exercise of an anti-dilution right by La Mancha. The net proceeds of the Private Placement will be used for royalty acquisitions, working capital and general corporate purposes.

Following the Transaction and the Private Placement, Elemental has 245,762,591 Common Shares issued and outstanding.

The Common Shares issued pursuant to each of the Transaction and the Private Placement are subject to a hold period lasting four months and one day following the closing date of such transactions.

La Mancha is an insider and control person of the Company, and therefore the Private Placement constitutes a related party transaction as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and TSX Venture Exchange Policy 5.9. The shareholder approval requirements of Section 5.6 of MI 61-101 do not apply to the Private Placement as the Company had the obligation to, and carried out, the Private Placement substantially on the terms of a previous transaction, the terms of which were generally disclosed in a press release of the Company dated December 1, 2022, and such previous transaction was carried out in compliance with MI 61-101, in reliance on exemptions contained at Subsections 5.5(b) and 5.7(1)(a) of MI 61-101.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Frederick Bell

Chief Executive Officer

+44 (0) 7554 872 794

Item 9 – Date of Report:

November 8, 2024

Cautionary Statement Regarding Forward-Looking Information

This material change report contains certain "forward looking statements" and certain "forward- looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations). Forward-looking statements and information include statements with respect to the use of proceeds of the Private Placement. Forward-looking statements and information are based on forecasts of future plans, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to the impact of general business and economic conditions, the access by Elemental to additional royalties, including risks related to international operations, government relations and environmental regulation and competition; the inherent risks involved in the exploration and development of mineral properties; the potential for delays in exploration or development activities or in deploying capital; the impact of the COVID-19 pandemic and other health emergencies; the possibility that proceeds will be used for alternate purposes; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability and other related risks and uncertainties. Elemental undertakes no obligation to update forward- looking statements and information except as required by applicable law. Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.